April 19, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin L. Vaughn Accounting Branch Chief

Re:	Premier Holding Corporation (the “Company” or “Issuer”) Current Report on Form 8-K Filed April 10, 2013 File No. 000-53824

Dear Mr. Vaughn,

This letter is in response to the your letter dated April 12, 2013 regarding our current report:

Comment No. 1

1. It appears that you filed your Item 4.01 Form 8-K as an Item 4.02 on EDGAR. In future filings, please file your Item 4 8-K using the appropriate Item Number.

Response:

The Company takes note and will use the appropriate Item Number for future filings.

Comment No. 2

2. We note that your Board of Directors approved the engagement of Anton & Chia, LLP on February 20, 2013 for the fiscal year ending December 31, 2012. However, you separately state that the prior auditor was not dismissed and the new auditor was not appointed until April 9, 2013. Please tell us the following:

Please tell us what took place during this period that caused the delay in the appointment in the new auditor for the fiscal year ending December 31, 2012:

Response:

The Company signed an engagement letter with the new auditors, Anton & Chia, LLP on February 15, 2013. The Board of Directors ratified, approved, and confirmed the appointment of the new auditors on February 20, 2013. The new auditors were able to perform limited services at that time because they were waiting for the former auditors, M&K CPAS, LLC to turn over needed documents.

Comment No. 2(b)

To this regard, we note you filed on April 1, 2013 a Form 12b-25 Notification of Late Filing for your Form 10-K due to “awaiting information from outside third parties in order to complete the Form 10-K”. Please confirm that the new auditor did not perform any audit work prior to April 9, 2013:

Response:

As stated above, the date of engagement of the new auditors was February 15, 2013. The Company’s former auditors were not dismissed until April 9, 2013. The former auditors continued to gather information for the audit that was needed from the Company’s previous management team, and required by the new auditors, in order to complete their work. While the new auditors may have performed some services prior to April 9, 2013, much of the information needed to complete the audit was had not been received from the former auditors prior to that time.

Securities and Exchange Commission

April 19, 2013

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Randall M. Letcavage

Randall M. Letcavage,
CEO